David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR

August 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BowX Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 21, 2021

File No. 333-256133

Dear Ms. Martin and Ms. Long:

On behalf of our client, BowX Acquisition Corp. (the “Registrant”), this letter sets forth the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated July 30, 2021, regarding amendment no. 2 to the registration statement on Form S-4 filed with the Commission on July 21, 2021 (the “Registration Statement”). In connection with this letter, the Registrant is filing via EDGAR amendment no. 3 to the Registration Statement (the “Revised Registration Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Registrant’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed July 21, 2021

General

1.

We note your response to comment 10. We note that you appear to be including as part of the amount of New WeWork Class A shares being registered herein the Class A shares underlying the New WeWork Class C shares, but you are not including the New WeWork Class C shares as part of this registration statement. Please tell us why this is appropriate since it appears that you are issuing the New WeWork Class C shares privately. In addition, we note that footnote 1 of the Registration Statement Fee Table indicates that you are registering shares underlying the “WeWork Class C common stock,” which does not appear to be accurate.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on the cover page of the Revised Registration Statement. Specifically, the Registrant has revised the cover page to provide that it is not registering the shares of Class A common stock underlying the Class C common stock in the Revised Registration Statement, which shares have been removed from the calculation of the maximum number of shares of Class A common stock to be issued to WeWork in the transaction. The Registrant has also clarified that the maximum number of shares of Class A common stock to be registered in the Revised Registration Statement includes shares of Class A common stock underlying

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United States Securities and Exchange Commission

August 13, 2021

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unexercised stock options assuming the exercise price is paid for in cash (rather than assuming the net settlement of those stock options). As a result, the Registrant is registering 646,521,155 shares of Class A common stock in the Revised Registration Statement.

2.

We note that WeWork was reorganized as an “UP-C” structure in 2019 and it appears that the “UP-C” structure may be maintained after the business combination with New WeWork as the ultimate holding company. We also note that there will be various classes of securities outstanding after consummation of the business transaction, such as the New WeWork Class C Common Stock and the WeWork Partnerships Profits Interest Units, with each class representing a different voting or economic interest of different subsidiaries in the corporate structure. In order to provide investors with a better understanding of the corporate structure of the combined company, please revise to include an organizational chart that clearly identifies the economic and voting interests of each class of investors with an eye towards highlighting the voting and economic rights the BowX’s Public Stockholders will have post-combination.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 152 of the Revised Registration Statement.

Projected Financial Information, page 144

3.	We note your response to comment 4. Please revise to provide similar disclosure about the underlying processes and sources for the assumptions made regarding the recovery from COVID.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 144 of the Revised Registration Statement. Independent of the Staff’s comment, and in light of recent events surrounding COVID-19, including the Delta variant, WeWork has revised its projections based on the best and most recent information available. As a result, the Registrant has revised the disclosure on pages 145 through 148 of the Revised Registration Statement to reflect the Current Projections provided by WeWork’s management.

4.	We note your response to comment 5. We are unable to locate revisions in response to this comment. Please revise to clarify if the projections are in line with historical operating trends.

Response: In response to the Staff’s comment, the Registrant revised the disclosure as requested on page 145 of the Revised Registration Statement.

Liquidity and Capital Resources, page 273

5.

We note your response to comment 2 that the information provided in the investor presentation is consistent with the information in the registration statement and that the Liquidity and Capital Resources section adequately discusses WeWork’s liquidity position. Disclosure on page 274 refers to the assumptions underlying the Projections in the BCA Proposal that a recovery in revenues and occupancy will begin in the second half of 2021 and return toward pre-COVID levels by the end of 2021. It also states that liquidity forecasts include management’s best estimate of the impact that the outbreak of COVID-19 may continue to have on your business and liquidity needs. Please revise your Liquidity section

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United States Securities and Exchange Commission

August 13, 2021

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to discuss in more detail the effect of the delayed recovery from COVID-19 on management’s short-term liquidity forecasts. For example, clarify whether the assumptions about 2021 recovery underlying the Projections are still management’s best estimate of the near-term impact of COVID-19, or if other updated assumptions underlie your current discussion of liquidity. We note your disclosure about the need for additional capital resources if revenues continue to decline or you do not recover during 2021.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 277 through 280 of the Revised Registration Statement.

Certain Relationships and Related Person Transactions, page 324

6.

Please revise your disclosure to provide additional detail about Mr. Neumann’s continuing right to observe meetings in the registration statement. In this respect, please revise to clarify in a manner consistent with your response to us the scope of his observer right and the expectations that management has regarding the effect of the right on the decisions of the board and management of the company. Please also disclose the confidentiality provisions associated with the right. Finally, please clarify whether Mr. Neumann’s observation rights include the right to observe meetings of the board of New WeWork. We note that your disclosure only references WeWork’s board of directors.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 336 of the Revised Registration Statement.

* * *

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United States Securities and Exchange Commission

August 13, 2021

Page Four

If you have additional questions or require any additional information with respect to the Revised Registration Statement or this letter, please do not hesitate to contact me at dpeinsipp@cooley.com or (415) 693-2177.

Sincerely,

/s/ Dave G. Peinsipp
Dave G. Peinsipp of COOLEY LLP

cc:	Kristina Marrone, Securities and Exchange Commission

Shannon Menjivar, Securities and Exchange Commission

Kim McManus, Securities and Exchange Commission

Pam Long, Securities and Exchange Commission

Vivek Ranadivé, Chairman and Co-Chief Executive Officer of BowX Acquisition Corp.

Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX Acquisition Corp.

Garth Osterman, Cooley LLP

Eric Blanchard, Cooley LLP

Richard Segal, Cooley LLP

Kevin Cooper, Cooley LLP

Howard Elin, Skadden, Arps, Slate, Meagher & Flom LLP

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP

David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak, Skadden, Arps, Slate, Meagher & Flom LLP

Cooley LLP   3 Embarcadero Center   20th Floor   San Francisco, CA   94111-4004

t: +1 415 693 2000   f: +1 415 693 2222   cooley.com